UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 15, 2021 (July 14, 2021)

Reinvent Technology Partners Y

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40216	98-1562265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

215 Park Avenue, Floor 11 New York, NY		10003
(Address of principal executive offices)		(Zip Code)

(212) 457-1272

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-eighth of one redeemable warrant	RTPY.U	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RTPY	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	RTPY WS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Reinvent Technology Partners Y is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“RTPY”). On July 14, 2021, RTPY entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aurora Innovation, Inc., a Delaware corporation (“Aurora”), and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Merger Sub will merge with and into Aurora, the separate corporate existence of Merger Sub will cease and Aurora will be the surviving corporation and a wholly owned subsidiary of RTPY (the “Merger”);

(ii) upon the effective time of the Domestication (as defined below), RTPY will immediately be renamed “Aurora Innovation, Inc.” (after the Domestication RTPY is referred to as “Aurora Innovation”);

(iii) as a result of the Merger, among other things, all outstanding shares of Aurora capital stock will be cancelled in exchange for the right to receive shares of Aurora Innovation Class A common stock (at a deemed value of $10.00 per share) and shares of Aurora Innovation Class B common stock (at a deemed value of $10.00 per share) representing a pre-transaction equity value of Aurora of $11.0 billion; the Aurora Innovation Class B common stock will have the same economic terms as the Aurora Innovation Class A common stock, but the Aurora Innovation Class B common stock will carry ten votes per share while the Aurora Innovation Class A common stock will carry one vote per share; and

(iv) as a result of the Merger, all outstanding Aurora equity awards outstanding as of immediately prior to the effective time of the Merger that will be converted into awards based on Aurora Innovation Class A common stock.

The Business Combination has been unanimously approved by the Transaction Committee (the “RTPY Transaction Committee”) of the Board of Directors (the “RTPY Board”) of RTPY. RTPY formed the RTPY Transaction Committee, consisting of all of the members of the RTPY Board other than Karen Francis, to evaluate and make any decision on behalf of the full RTPY Board with respect to the Business Combination with Aurora. Ms. Francis, who is also a director of TuSimple Holdings Inc., is not a member of the Transaction Committee, was not permitted to attend any sessions of the Transaction Committee, and has recused herself from discussions of the RTPY Board about the Business Combination and voting on matters related to the Business Combination. Reid Hoffman, a non-voting observer on the RTPY Board and a member of Aurora’s Board of Directors, is not a member of the Transaction Committee, was not permitted to attend any sessions of the Transaction Committee, and has recused himself from discussions and decisions of the RTPY Board about the Business Combination. Mr. Hoffman also recused himself from discussions of the Aurora’s Board of Directors or management about the Business Combination and voting on matters related to the Business Combination.

The Domestication

Prior to the Closing, subject to the approval of RTPY’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Act (as revised) (the “CICA”) and RTPY’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), RTPY will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which RTPY’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares of RTPY, will convert automatically, on a one-for-one basis, into a share of Aurora Innovation Class A common stock, (ii) each of the then issued and outstanding Class B ordinary shares of RTPY, will convert automatically, on a one-for-one basis, into a share of Aurora Innovation Class A common stock, (iii) each then issued and outstanding warrant of RTPY will convert automatically into a warrant to acquire one share of Aurora Innovation Class A common stock(“Aurora Innovation Class A Warrant”), pursuant to the Warrant Agreement, dated March 15, 2021, between RTPY and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of RTPY will separate automatically into a share of Aurora Innovation Class A common stock, on a one-for-one basis, and one-eighth of one Aurora Innovation Class A Warrant.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the shareholders of RTPY and equityholders of Aurora, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by RTPY in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq the shares of Aurora Innovation Class A common stock to be issued in connection with the Merger, (v) that RTPY have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

Other conditions to Aurora’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication has been completed, (ii) the amount of cash available in (x) the trust account into which substantially all of the proceeds of RTPY’s initial public offering and private placements of its warrants have been deposited for the benefit of RTPY, certain of its public shareholders and the underwriters of RTPY’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy RTPY’s obligations to its shareholders (if any) that exercise their rights to redeem their RTPY Class A ordinary shares pursuant to the Cayman Constitutional Documents (the “Redemption Obligations”) and after payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of RTPY, Aurora or their respective affiliates plus (y) the PIPE Investment (as defined below), is equal to or greater than $1,500,000,000, and (iii) the amount of the Redemption Obligations will not exceed $500,000,000. Further, another condition to RTPY’s obligations to consummate the Merger is the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on Aurora.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) RTPY to prepare and file a proxy statement/registration statement on Form S-4 (the “S-4”) and take certain other actions to obtain the requisite approval of RTPY shareholders of certain proposals regarding the Business Combination (including the Domestication) and (iv) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by RTPY, Merger Sub, and Aurora. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of RTPY and Aurora, (ii) by Aurora, if there is a Modification in Recommendation (as defined in the Merger Agreement), (iiii) by RTPY, if certain approvals of the equityholders of Aurora, to the extent required under the Merger Agreement, are not obtained five business days after the S-4 has been declared effective by the Securities Exchange Commission, or (iv) by either RTPY or Aurora in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the shareholders of RTPY, to the extent required under the Merger Agreement, are not obtained as set forth therein, (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, or (c) in the event of certain uncured breaches by the other party.

Certain Related Agreements

Subscription Agreements

On July 14, 2021, concurrently with the execution of the Merger Agreement, RTPY entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 100 million shares of Aurora Innovation Class A common stock for an aggregate purchase price equal to $1 billion (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, RTPY is required to no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, RTPY is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the registration statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE Investors no longer hold any registrable shares, (b) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (c) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect (x) upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; and (iii) January 10, 2022, if the Closing has not occurred by such date, or (y) if any of the conditions to closing set forth in such Subscription Agreements are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreements will not be or are not consummated at the Closing.

Sponsor Support Agreement

On July 14, 2021, RTPY entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Reinvent Sponsor Y LLC, a Cayman Islands limited liability company (the “Sponsor”), Aurora and the other parties thereto, pursuant to which the Sponsor and each director and officer of RTPY (other than Ms. Francis) agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Sponsor Agreement

On July 14, 2021, RTPY entered into the Sponsor Agreement (the “Sponsor Agreement”) with the Sponsor and Aurora, pursuant to which the parties thereto agreed, among other things, that (i) in the event that more than 22.5% of the outstanding RTPY Class A ordinary shares are redeemed, and the Sponsor, any affiliate of the Sponsor or any other person arranged by the Sponsor has not provided backstop or alternative financing to replace such redemptions above the 22.5% threshold, the Sponsor will forfeit a number of RTPY Class B ordinary shares then owned by the Sponsor immediately before the Domestication, with such number of forfeited RTPY Class B ordinary shares calculated on a sliding scale tied to the unreplaced redemptions, (ii) subject to the forfeiture (if any) described in the immediately preceding clause, shares of Aurora Innovation Class A common stock held by the Sponsor as of the Domestication will be subject to certain vesting and lock-up terms, (iii) the Sponsor will exercise all of its Aurora Innovation Class Warrants acquired by the Sponsor in the private placement for cash or on a “cashless basis” on or prior to the date upon which Aurora Innovation elects to redeem the public Aurora Innovation Class Warrants in accordance with the Warrant Agreement, dated as of March 15, 2021, between RTPY and Continental Stock Transfer & Trust Company, if the last reported sales price of the Aurora Innovation Class A common stock for any 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given exceeds $18.00 per share (subject to certain adjustments), and (iv) the Sponsor will have the right to designate a Class III director to Aurora Innovation’s Board of Directors for the first and second terms of the Class III directors.

Company Holders Support Agreement

On July 14, 2021, RTPY entered into the Voting and Support Agreements (the “Company Holders Support Agreements”) , in each case, with Merger Sub and an Aurora stockholder party thereto, pursuant to which each Aurora stockholder party has agreed, among other things, to vote in favor of the adoption and approval of the Merger Agreement and the other documents to which Aurora is a party contemplated by the Merger Agreement and the transactions contemplated thereby.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, Aurora Innovation, the Sponsor, certain equityholders of Aurora and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Aurora Innovation will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Aurora Innovation Class A common stock that are held by the parties thereto from time to time.

The Merger Agreement contemplates that, at the Closing, Aurora Innovation and the Major Company Equityholders (as defined in the Merger Agreement) will enter into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement contains certain restrictions on transfer with respect to shares of Aurora Innovation common stock held by the Major Company Equityholders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of Aurora Innovation common stock issuable to directors, officers and employees of Aurora Innovation upon settlement or exercise of equity awards outstanding as of immediately following the Closing in respect of awards of Aurora outstanding immediately prior to the Closing (the “Major Company Equityholders Lock-up Shares”). Such restrictions begin at the Closing and end in tranches of 25% of the Major Company Equityholders’ Lock-up Shares at each of (i) the one-year anniversary of Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing and (iv) the four-year anniversary of the Closing. If, after Closing, Aurora Innovation completes a transaction that results in a change of control, the Major Company Equityholders Lock-up Shares are released from restriction immediately prior to such change of control. Pursuant to the Sponsor Agreement, the shares of Aurora Innovation common stock (other than shares purchased in the public market or in the PIPE Investment) held by Sponsor are subject to the same restrictions and releases as the Major Company Equityholder Lock-up Shares in addition to the additional vesting thresholds described in therein.

The proposed bylaws of Aurora Innovation also contain restrictions on transfer for a period of 180 days following the Closing with respect to shares of Aurora Innovation common stock issued to holders of Aurora capital stock in the Merger and issuable to directors and executives officers of Aurora Innovation upon settlement or exercise of equity awards of Aurora Innovation outstanding as of immediately following the Closing in respect of equity awards of Aurora outstanding immediately prior to the Closing (the “Bylaw Lock-up Shares”).

The foregoing description of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Sponsor Agreement and the Company Holders Support Agreements, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement and the Sponsor Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, and Exhibit 10.4 respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Sponsor Agreement and the Company Holders Support Agreements have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about RTPY or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreements, the Sponsor Agreements, the Company Holders Support Agreements and the other documents related thereto were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Sponsor Agreement or the Company Holders Support Agreements should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Sponsor Agreement or the Company Holders Support Agreement, as applicable, which subsequent information may or may not be fully reflected in the RTPY’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Aurora Innovation Class A common stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act. The shares of Aurora Innovation Class B common stock to be issued in connection with the pre-closing restructuring of the Company as described in the Merger Agreement will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On July 15, 2021, RTPY and Aurora issued a joint press release (the “Press Release”) announcing the entry into the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is an investor presentation, dated as of July 14, 2021, for use by RTPY in meetings with certain of its shareholders as well as other persons with respect to the Merger and the PIPE Investment, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is the transcript of a fireside chat with Chris Urmson, Sterling Anderson, Co-Founders and Chief Product Officer of Aurora, Mark Pincus and Michael Thompson, CEO and CFO of Reinvent and former Fast Company editor Bob Safian on July 15, 2021, at 11:00 am. ET / 8:00 a.m. PT., to discuss the Business Combination, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of RTPY under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPY and Aurora. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement, by and among RTPY, Aurora and Merger Sub, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE Investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between RTPY and Aurora. This Current Report on Form 8-K is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov.

The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 14, 2021

10.1	Form of Subscription Agreement

10.2	Sponsor Support Agreement, dated as of July 14, 2021

10.3	Sponsor Agreement, dated as of July 15, 2021

10.4	Form of Company Holders Support Agreement,

99.1	Press Release, dated as of July 15, 2021

99.2	Investor Presentation, dated as of July 15, 2021

99.3	Transcript of fireside chat, July 15, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reinvent Technology Partners Y

Date: July 15, 2021	By:	/s/ Michael Thompson
Name: Michael Thompson
Title: Chief Executive Officer and Chief Financial Officer